Exhibit 1.1

EXECUTION VERSION
CONFIDENTIAL

UNDERWRITING AGREEMENT

between

BIOLINERX LTD.

and

OPPENHEIMER & CO. INC.,

as Representative of the Several Underwriters

BIOLINERX LTD.

UNDERWRITING AGREEMENT

February 5, 2019
Oppenheimer & Co. Inc.
85 Broad Street
New York, New York 10004

As Representative of the several Underwriters
named on Schedule I attached hereto

Ladies and Gentlemen:

The undersigned, BioLineRx Ltd., a corporation formed under the laws of the State of Israel (collectively with its subsidiaries and affiliates, including, without limitation, all entities disclosed or described in the Registration Statement (as hereinafter defined) as being subsidiaries or affiliates of BioLineRx Ltd., the “Company”), hereby confirms its agreement (this “Agreement”) with Oppenheimer & Co. Inc. (hereinafter referred to as “you” (including its correlatives) or the “Representative”) and with the other underwriters named on Schedule I attached hereto for which the Representative is acting as representative (the Representative and such other underwriters being collectively called the “Underwriters” or, individually, an “Underwriter”) as follows:

1.	Purchase and Sale.

1.1          Offered ADSs and Offered Warrants.

1.1.1.       Nature and Purchase of Offered ADSs and Offered Warrants.

(i)           On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to the several Underwriters, (i) an aggregate of 28,000,000 American Depositary Shares (“ADSs”), each representing one ordinary share, par value NIS 0.10 per share (the “Ordinary Shares”), of the Company (the “Offered ADSs”) and (ii) warrants of the Company to purchase up to an aggregate of 28,000,000 of ADSs at an exercise price equal to $0.75 per ADS (the “Offered Warrants”). The ADSs issuable upon exercise of the Offered Warrants are collectively called the “Warrant ADSs.” The Offered ADSs and the Offered Warrants shall be sold together as a fixed combination, with each Offered ADS being accompanied by an Offered Warrant to purchase one (1) ADS.  The terms of the Offered Warrants are set forth in the Form of Warrant attached hereto as Exhibit A. The Offered ADSs, the Offered Warrants and the Warrant ADSs are collectively called the “Public Securities.” The offering and sale of the Public Securities is hereinafter referred to as the “Offering.”

(ii)          On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Underwriters, severally and not jointly, agree to purchase from the Company the number of Offered ADSs and Offered Warrants set forth opposite their respective names on Schedule I attached hereto and made a part hereof at a purchase price of $0.517 per Offered ADS and accompanying Offered Warrants. The Public Securities are to be offered initially to the public at the offering price set forth on the cover page of the Prospectus (as defined in Section 2.1.1 hereof).

(iii)         The Offered ADSs and Offered Warrants will be issued pursuant to the Deposit Agreement dated as of July 21, 2011 among the Company, the Bank of New York Mellon, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of the ADSs (the “Deposit Agreement”).

1.1.2.       Public Securities Payment and Delivery.

(i)           Delivery and payment for the Offered ADSs and Offered Warrants shall be made at 10:00 a.m., Eastern time, on February 7, 2019 or at such other date and time as shall be agreed upon by the Representative and the Company, at the offices of Goodwin Procter LLP, The New York Times Building, 620 8th Avenue, New York, New York 10018 (“Representative Counsel”), or at such other place (or remotely by facsimile or other electronic transmission) as shall be agreed upon by the Representative and the Company. The date and time of delivery and payment for the Offered ADSs and Offered Warrants is being herein called the “Closing Date.”

(ii)          Payment for the Public Securities shall be made on the Closing Date by wire transfer in Federal (same day) funds, payable to the order of the Company upon delivery of the Offered ADSs and the registration of the Offered ADSs in the name of Cede & Co.  The Company shall deliver or cause to be delivered the Ordinary Shares to be represented by the Offered ADSs and Warrant ADSs to the Depositary or its designated custodian. The Company shall cause the Depositary to deliver the Offered ADSs to the Representative for the account of each Underwriter. The Company shall deliver or cause to be delivered the Offered Warrants in physical certificated form directly to the investors via overnight courier.  Upon delivery, the Offered ADSs and the Offered Warrants shall be registered in such names and in such denominations as the Representative shall request in writing not less than two full Business Days prior to the Closing Date.  The term “Business Day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions are authorized or obligated by law to close in New York, New York or in Israel.

2.             Representations and Warranties of the Company.  The Company represents and warrants to the several Underwriters, as of the Applicable Time (as defined below) and as of the Closing Date as follows:

2.1          Filing of Registration Statement.

2.1.1.       Pursuant to the Securities Act.  The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) a shelf registration statement, and an amendment or amendments thereto, on Form F-3 (File No. 333-222332), including any related prospectus or prospectuses, for the registration of the Public Securities under the Securities Act of 1933, as amended (the “Securities Act”), which registration statement and amendment or amendments have been prepared and filed by the Company in all material respects in conformity with the requirements of the Securities Act and the rules and regulations adopted by the Commission under the Securities Act (the “Regulations”) and contain and will contain all material statements that are required to be stated therein in accordance with the Securities Act and the Regulations. Except as the context may otherwise require, such registration statement, as amended and/or supplemented to the date of this Agreement, on file with the Commission at the time the registration statement became effective (including the Preliminary Prospectus included in the registration statement, financial statements, schedules, exhibits and all other documents filed as a part thereof or incorporated therein and all information deemed to be a part thereof as of the effective date thereof pursuant to Rule 430B of the Regulations (the “Rule 430B Information”)), is referred to herein as the “Registration Statement.” If the Company files any registration statement pursuant to Rule 462(b) of the 1933 Act Regulations, then after such filing, the term “Registration Statement” shall include such registration statement filed pursuant to Rule 462(b). The Registration Statement was declared effective under the Securities Act by the Commission on January 19, 2018.

Each prospectus that omitted the Rule 430B Information that was used after such effectiveness and prior to the execution and delivery of this Agreement, is herein called a “Preliminary Prospectus.” The Preliminary Prospectus, subject to completion, dated February 4, 2019 that was included in the Registration Statement immediately prior to the Applicable Time is hereinafter called the “Pricing Prospectus.” The final prospectus in the form first furnished to the Underwriters for use in the Offering, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, are collectively referred to herein as the “Prospectus.” Any reference to the “most recent Preliminary Prospectus” shall be deemed to refer to the latest Preliminary Prospectus included in the Registration Statement.

“Applicable Time” means 8:00 a.m., Eastern time, on the date of this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Regulations (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the Regulations) relating to the Public Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Public Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) of the Regulations.

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433 (the “Bona Fide Electronic Road Show”)), as evidenced by its being specified on Schedule II-B attached hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

“Pricing Disclosure Package” means any Issuer General Use Free Writing Prospectus issued at or prior to the Applicable Time, the Pricing Prospectus and the information included on Schedule II-A attached hereto, all considered together.

2.1.2.       Pursuant to the Exchange Act.  The ADSs and the Ordinary Shares represented by the ADSs are registered pursuant to Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the ADSs or Ordinary Shares under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration.

2.1.3.       Registration of ADSs.  The Company and the Depositary have prepared and filed with the Commission a registration statement relating to ADSs on Form F-6EF (No. 333-218969) and a related prospectus for registration under the Securities Act of ADSs, have filed such amendments thereto and such amended prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereinafter be required. The registration statement on Form F-6EF for registration of ADSs, as amended at the time it became effective (including by the filing of any post-effective amendments thereto), and the prospectus included therein, as then amended are hereinafter called the “ADS Registration Statement.” The Form F-6EF was declared effective under the Securities Act on June 26, 2017 and (i) no stop order preventing or suspending the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission, (ii) the ADS Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; and (iv) all of the Public Securities are registered pursuant to the ADS Registration Statement.

2.2          Stock Exchange Listing.  The Company’s ADSs are listed on The Nasdaq Capital Market (the “NasdaqCM”) under the symbol “BLRX,” and the Company has taken no action designed to, or likely to have the effect of, delisting the ADSs from the NasdaqCM, nor has the Company received any notification that the NasdaqCM is contemplating terminating such listing.  The Offered ADSs and the Warrant ADSs are approved for listing on the NasdaqCM, subject only to official notice of issuance.  The Ordinary Shares underlying the ADSs are listed on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “BLRX,” and the Company has taken no action designed to, or likely to have the effect of, delisting the Ordinary Shares from the TASE, nor has the Company received any notification that the Israeli Securities Authority or the TASE is contemplating terminating such listing.  The Company is in compliance with the requirements of the NasdaqCM for continued listing of the ADSs and is in compliance with the requirements of the TASE for continued listing of the Ordinary Shares.  The Company will comply with all requirements of NasdaqCM with respect to the issuance of the ADSs and the TASE with respect to the Ordinary Shares.  The transactions contemplated by this Agreement will not contravene the rules and regulations of the NasdaqCM and no prior approvals by or notifications to the NasdaqCM are required in connection with the transactions contemplated hereby.  The transactions contemplated by this Agreement will not contravene the rules and regulations of the TASE.

2.3          No Stop Orders, etc.  Neither the Commission nor, to the Company’s knowledge, any state regulatory authority has issued any order preventing or suspending the effectiveness of the Registration Statement, any Preliminary Prospectus or the Prospectus and no proceedings for that purpose have been instituted or, to the Company’s knowledge, are threatened by the Commission. The Company has complied with each request (if any) from the Commission for additional or supplemental information.

2.4          Disclosures in Registration Statement.

2.4.1.       Compliance with Securities Act and 10b-5 Representation.

(i)           Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective and at each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2), complied and will comply in all material respects with the requirements of the Securities Act and the Regulations.  Each Preliminary Prospectus, including the prospectus filed as part of the Registration Statement as originally filed or as part of any amendment or supplement thereto, and the Prospectus, at the time each was filed with the Commission, complied in all material respects with the requirements of the Securities Act and the Regulations. Each Preliminary Prospectus delivered to the Underwriters for use in connection with this Offering and the Prospectus was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(ii)          Neither the Registration Statement nor any amendment thereto, at each time of effectiveness, as of the date of this Agreement or at the Closing Date, contained, contains or will contain any untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iii)         The Pricing Disclosure Package, as of the Applicable Time, does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and each Issuer Limited Use Free Writing Prospectus hereto does not, and will not, conflict with the information contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, and each such Issuer Limited Use Free Writing Prospectus, as supplemented by and taken together with the Pricing Prospectus as of the Applicable Time, did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements made or statements omitted in reliance upon and in conformity with written information furnished to the Company with respect to the Underwriters by the Representative expressly for use in the Registration Statement, the Pricing Disclosure Package or the Prospectus or any amendment thereof or supplement thereto. The parties acknowledge and agree that such information provided by or on behalf of any Underwriter consists solely of the third, twelfth and thirteenth paragraphs in the section titled “Underwriting” in the Prospectus (together, the “Underwriters’ Information”).

(iv)         Neither the Prospectus nor any amendment or supplement thereto (including any prospectus wrapper), as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b), at the Closing Date, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to the Underwriters’ Information.

2.4.2.       Disclosure of Agreements.  The agreements and documents described in the Registration Statement, the Pricing Disclosure Package and the Prospectus conform in all material respects to the descriptions thereof contained therein and there are no agreements or other documents required by the Securities Act and the Regulations to be described in the Registration Statement, the Pricing Disclosure Package and the Prospectus or to be filed with the Commission as exhibits to the Registration Statement, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which the Company is a party or by which it is or may be bound that is material to the Company’s business, has been duly authorized and validly executed by the Company, to the Company’s knowledge, is in full force and effect in all material respects and is enforceable against the Company and, to the Company’s knowledge, the other parties thereto, in accordance with its terms, except (v) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (w) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, (x) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, (y) as such enforceability may be limited by an implied covenant of good faith and fair dealing and (z) as such enforceability may be limited by the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights.  None of such agreements or instruments has been assigned by the Company, and neither the Company nor, to the Company’s knowledge, any other party is in default thereunder and, to the Company’s knowledge, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a default thereunder except for any such default that would not have a material adverse effect on the business, properties, operations, condition (financial or otherwise), prospects or results of operations of the Company taken as a whole, or in its ability to perform its obligations under this Agreement (a “Material Adverse Effect”). Performance by the Company of the material provisions of such agreements or instruments will not result in a violation of any existing applicable law, rule, regulation, judgment, order or decree of any government or governmental, regulatory or judicial authority or agency, domestic or foreign, having jurisdiction over the Company or any of its assets or businesses (each, a “Governmental Entity”), including, without limitation, those relating to environmental laws and regulations except for any such violation that would not have a Material Adverse Effect.

2.5          Changes After Dates in Registration Statement.

2.5.1.       No Material Adverse Change.  Since the respective dates as of which information is given in the Registration Statement, the Pricing Disclosure Package and the Prospectus, except as otherwise specifically stated therein: (a) the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, (b) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock, (c) there has not been any change in the capital stock of the Company (other than a change in the number of outstanding Ordinary Shares due to the issuance of shares upon the exercise of outstanding options or warrants or the issuance of restricted stock awards or restricted stock units under the Company’s existing stock awards plan, or any new grants thereof in the ordinary course of business), (d) there has not been any material change in the Company’s long-term or short-term debt, and (e) there has not been the occurrence of any Material Adverse Effect.

2.6          Disclosures in Commission Filings.  Since January 1, 2017, the Company has made all filings with the Commission required under the Exchange Act.

2.7          Independent Accountants.  To the knowledge of the Company, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm (the “Auditor”), whose report is filed with the Commission as part of the Registration Statement, is an independent registered public accounting firm as required by the Securities Act and the Regulations and the Public Company Accounting Oversight Board. The Auditor has not, during the periods covered by the financial statements included in the Registration Statement, the Pricing Disclosure Package and the Prospectus, provided to the Company any non-audit services, as such term is used in Section 10A(g) of the Exchange Act.

2.8          Financial Statements, etc.  The financial statements included in the Registration Statement, the Pricing Disclosure Package and the Prospectus, including the notes thereto and supporting schedules, fairly present the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries (as defined below), on a consolidated basis, at the dates and for the periods to which they apply; and such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods covered thereby; and the supporting schedules included in the Registration Statement present fairly the information required to be stated therein.  The selected financial data and the summary financial information included or incorporated by reference in the Registration Statement and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the financial statements included or incorporated by reference in the Registration Statement and the Prospectus, as of and at the dates indicated. Any pro forma financial statements or data included or incorporated by reference in the Registration Statement and the Prospectus comply with the requirements of Regulation S-X of the Securities Act, including, without limitation, Article 11 thereof, and the assumptions used in the preparation of such pro forma financial statements and data are reasonable, the pro forma adjustments used therein are appropriate to give effect to the circumstances referred to therein and the pro forma adjustments have been properly applied to the historical amounts in the compilation of those statements and data. The other financial data set forth or incorporated by reference in the Registration Statement and the Prospectus is accurately presented and prepared on a basis consistent with the financial statements and books and records of the Company.  Each of the Registration Statement, the Pricing Disclosure Package and the Prospectus discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.  All disclosures contained in the Registration Statement or the Prospectus, including the documents incorporated by reference therein, that contain “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply, in all material respects, with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable.

2.9          Authorized Capital; Options, etc.  The Company had, at the date or dates indicated in the Registration Statement, the Pricing Disclosure Package and the Prospectus, the duly authorized, issued and outstanding capitalization as set forth therein. Based on the assumptions stated in the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company will have on the Closing Date the adjusted stock capitalization set forth therein. Except as set forth in, or contemplated by, the Registration Statement, the Pricing Disclosure Package and the Prospectus, on the date hereof and on the Closing Date, there will be no stock options, warrants, or other rights to purchase or otherwise acquire any authorized, but unissued Ordinary Shares or ADSs or any security convertible or exercisable into Ordinary Shares or ADSs, or any contracts or commitments to issue or sell Ordinary Shares, ADSs or any such options, warrants, rights or convertible securities.

2.10        Valid Issuance of Securities, etc.

2.10.1.     Outstanding Securities.  All issued and outstanding securities of the Company issued prior to the transactions contemplated by this Agreement have been duly authorized and validly issued and are fully paid and non-assessable; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and none of such securities were issued in violation of any preemptive rights, rights of first refusal or other similar rights of any holders of any security of the Company. The authorized Ordinary Shares and the ADSs representing Ordinary Shares conform in all material respects to all statements relating thereto contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus. The offers and sales of the outstanding Ordinary Shares and the ADSs representing Ordinary Shares were at all relevant times either registered under the Securities Act and the applicable state securities or “blue sky” laws or, based in part on the representations and warranties of the purchasers of such Shares, exempt from such registration requirements.

2.10.1.     Securities Sold Pursuant to this Agreement.  The Public Securities and Ordinary Shares represented thereby have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement and, with respect to the Warrant ADSs upon payment of the exercise price pursuant to the terms of the Warrants, will be validly issued, fully paid and non-assessable; the holders thereof are not and will not be subject to personal liability by reason of being such holders; except as set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus the Public Securities are not and will not be subject to any preemptive rights, rights of first refusal or other similar rights of any holders of any security of the Company; and all corporate action required to be taken for the authorization, issuance and sale of the Public Securities has been duly and validly taken. The Public Securities conform in all material respects to all statements with respect thereto contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

2.11        Registration Rights of Third Parties.  Except as set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus, no holders of any securities of the Company or any rights exercisable for or convertible or exchangeable into securities of the Company have the right to require the Company to register any such securities of the Company under the Securities Act or to include any such securities in a registration statement to be filed by the Company.

2.12        Validity and Binding Effect of Agreements.  This Agreement has been duly and validly authorized by the Company, and, when executed and delivered, will constitute the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws; (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; (iv) as such enforceability may be limited by an implied covenant of good faith and fair dealing and (v) as such enforceability may be limited by the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights. All corporate approvals on the part of the Company, including under Chapter 5 of Part VI of the Israeli Companies Law, 1999 (the “Companies Law”) for the offer or sale of the Public Securities and the transactions contemplated hereby have been obtained.

2.13        No Conflicts, etc.  The execution, delivery and performance by the Company of this Agreement and all ancillary documents, the consummation by the Company of the transactions herein and therein contemplated and the compliance by the Company with the terms hereof and thereof do not and will not, with or without the giving of notice or the lapse of time or both: (i) result in a material breach of, or conflict with any of the terms and provisions of, or constitute a material default under, or result in the creation, modification, termination or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreement or instrument to which the Company is a party; (ii) result in any violation of the provisions of the Company’s certificate of incorporation, articles of association and other organizational documents (collectively, as the same may be amended or restated from time to time, the “Charter”); or (iii) violate any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Entity as of the date hereof (including, without limitation, those promulgated by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or by any foreign, federal, state or local regulatory authority performing functions similar to those performed by the FDA).

2.14        No Defaults; Violations.  No material default exists in the due performance and observance of any term, covenant or condition of any material license, contract, indenture, mortgage, deed of trust, note, loan or credit agreement, or any other agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which the Company is a party or by which the Company may be bound or to which any of the properties or assets of the Company is subject, and, to the Company’s knowledge, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a default thereunder, except for any such default that would not have a Material Adverse Effect. The Company is not in violation of any term or provision of its Charter, or in material violation of any franchise, license, permit, applicable law, rule, regulation, judgment or decree of any Governmental Entity.

2.15        Corporate Power; Licenses; Consents.

2.15.1.     Conduct of Business.  Except as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company has all requisite corporate power and authority, and has all necessary authorizations, approvals, orders, licenses, certificates and permits of and from all governmental regulatory officials and bodies that it needs as of the date hereof to conduct its business purpose as described in the Prospectus, except where the failure to have any such authorization, approval, order, license, certificate or permit would not have a Material Adverse Effect.

2.15.2.     Transactions Contemplated Herein.  The Company has all corporate power and authority to enter into this Agreement and to carry out the provisions and conditions hereof, and all consents, authorizations, approvals and orders required in connection therewith have been obtained. No consent, authorization or order of, and no filing with, any court, government agency or other body is required for the valid issuance, sale and delivery of the Public Securities and the consummation of the transactions and agreements contemplated by this Agreement and as contemplated by the Registration Statement, the Pricing Disclosure Package and the Prospectus, except with respect to applicable federal and state securities laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

2.16        Litigation; Governmental Proceedings.  There is no action, suit, proceeding, inquiry, arbitration, investigation, litigation or governmental proceeding pending or, to the Company’s knowledge, threatened against, or involving the Company or, to the Company’s knowledge, any executive officer or director of the Company (in their capacity as such) which is required to be disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus or in connection with the listing of the Offered ADSs and the Warrant ADSs on the NasdaqCM and the Ordinary Shares on the Tel Aviv Stock Exchange that has not been disclosed.

2.17        Good Standing.  The Company has been duly organized and is validly existing as a corporation and is in good standing under the laws of the State of Israel, and is duly qualified to do business and is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification, except where the failure to qualify, singularly or in the aggregate, would not have or reasonably be expected to result in a Material Adverse Effect.  The Company is not a “breaching company” within the meaning of such term under the Companies Law by the Registrar of Companies of the State of Israel, nor has a proceeding been instituted by the Registrar of Companies in Israel for the dissolution of the Company or any of its Subsidiaries. The Charter complies with the requirements of applicable Israeli law and is in full force and effect and the Company is not a party to any agreement or arrangement that contradicts its Charter.

2.18        Subsidiaries.  Each subsidiary of the Company (each a “Subsidiary” and collectively, the “Subsidiaries”) has been duly incorporated or organized and is validly existing as a corporation, limited liability company or limited partnership, as the case may be, in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate power and authority to own, lease and operate its properties and conduct its business as described in the Prospectus and is duly qualified as a foreign corporation, limited liability company or limited partnership, as the case may be, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify would not have a Material Adverse Effect.  All of the issued and outstanding capital stock of, or other ownership interests in, each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable, and the Company’s ownership and control of each such Subsidiary is as described in the Registration Statement and the Prospectus; and attached hereto as Schedule III is an accurate and complete list of the Subsidiaries as of the date of this Agreement. At the date of filing with the Commission, the Company did not have any Subsidiary that was required to be listed in the Company’s most recent annual report on Form 20-F other than Agalimmune Ltd.

2.19        Insurance.  The Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks which the Company believes are adequate, and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

2.20        Transactions Affecting Disclosure to FINRA.

2.20.1.     Finder’s Fees.  Except as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there are no claims, payments, arrangements, agreements or understandings relating to the payment of a finder’s, consulting or origination fee by the Company with respect to the sale of the Public Securities hereunder or any other arrangements, agreements or understandings of the Company or, to the Company’s knowledge, any of its shareholders that may affect the Underwriters’ compensation, as determined by FINRA.

2.20.2.     Payments Within Twelve (12) Months.  Except as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company has not made any direct or indirect payments (in cash, securities or otherwise) to: (i) any person, as a finder’s fee, consulting fee or otherwise, in consideration of such person raising capital for the Company or introducing to the Company persons who raised or provided capital to the Company; (ii) any FINRA member; or (iii)  any person or entity that has any direct or indirect affiliation or association with any FINRA member, within the twelve (12) months prior to the date hereof, other than the payment to the Underwriters as provided hereunder in connection with the Offering.

2.20.3.     Use of Proceeds.  None of the net proceeds of the Offering will be paid by the Company to any participating FINRA member or its affiliates, except as specifically authorized herein.

2.20.4.     FINRA Affiliation; Broker-Dealer Status.  There is no (i) officer or director of the Company, (ii) beneficial owner of 5% or more of any class of the Company’s securities or (iii) beneficial owner of the Company’s unregistered equity securities which were acquired during the 180-day period immediately preceding the filing of the Registration Statement that is an affiliate or associated person of a FINRA member participating in the Offering (as determined in accordance with the rules and regulations of FINRA). The Company is not required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act and does not, directly or indirectly through one or more intermediaries, control or have any other association with (within the meaning of Article I of the By-laws of FINRA) any member firm of FINRA.

2.21        Foreign Corrupt Practices Act. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company: (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity: (ii) has made any direct or indirect unlawful contribution or payment to any official of, or candidate for, or any employee of, any U.S. federal, state, local or foreign, including Israeli, office from corporate funds; (iii) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions (“OECD Convention”), the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or any similar law or regulation to which the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company is subject. The Company and its affiliates have each conducted their businesses in compliance with the FCPA and any applicable similar law or regulation and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The foregoing representation and warranty shall also be deemed given regarding laws of non-U.S. jurisdictions similar to the FCPA, including, without limitation, Sections 291 and 291A of the Israel Penal Law, 5737-1977 and the rules and regulations thereunder.

2.22        Compliance with OFAC.  Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee, affiliate or representative of the Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury and the Foreign and Commonwealth Office of the United Kingdom (“HMT”), or any similar sanctions imposed by any other body, governmental or other, to which the Company is subject (collectively, “other economic sanctions”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any sanctions administered by OFAC, UNSC, the European Union, HMT or other economic sanctions.

2.23        Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements, including, without limitation, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Currency and Foreign Transactions Reporting Act of 1970, as amended, Israel Prohibition on Money Laundering Law, 5760-2000 and Prohibition on Money Laundering Order, 5761-2001, the Israel Prohibition on Funding of Terrorism Law, 5765-2005 and the regulations and decrees promulgated thereunder, the applicable money laundering statutes of jurisdictions where the Company conducts business, the applicable rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Entity, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

2.24        Regulatory. All preclinical and clinical studies conducted by or on behalf of the Company that are material to the Company and its Subsidiaries, taken as a whole, are or have been adequately described in the Registration Statement, the Pricing Disclosure Package and the Prospectus in all material respects.  The clinical and preclinical studies conducted by or on behalf of the Company and its Subsidiaries that are described in the Registration Statement, the Pricing Disclosure Package and the Prospectus or the results of which are referred to in the Registration Statement, the Pricing Disclosure Package and the Prospectus were and, if still ongoing, are being conducted in material compliance with all laws and regulations applicable to preclinical and clinical studies from which data will be submitted to support marketing approval.  The descriptions in the Registration Statement, the Pricing Disclosure Package and the Prospectus of the results of such studies are accurate and complete in all material respects and fairly present the data derived from such studies, and the Company has no knowledge of, or reason to believe that, any large well-controlled clinical study the aggregate results of which are inconsistent with or otherwise call into question the results of any clinical study conducted by or on behalf of the Company that are described in the Registration Statement, the Pricing Disclosure Package and the Prospectus or the results of which are referred to in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company has not received any written notices or statements from the FDA, the European Medicines Agency (“EMA”) or any other Governmental Entity imposing, requiring, requesting or suggesting a clinical hold, termination, suspension or material modification for or of any clinical or preclinical studies that are described in the Registration Statement, the Pricing Disclosure Package and the Prospectus or the results of which are referred to in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company has not received any written notices or statements from the FDA, the EMA or any other Governmental Entity, and otherwise has no knowledge of, or reason to believe that, (i) any investigational new drug application for potential product of the Company is or has been rejected or determined to be non-approvable or conditionally approvable; and (ii) any license, approval, permit or authorization to conduct any clinical trial of any potential product of the Company has been, will be or may be suspended, revoked, modified or limited.

2.25        Lock-Up Agreements.

2.25.1.     Schedule IV attached hereto contains a complete and accurate list of the Company’s officers and directors (collectively, the “Lock-Up Parties”).  The Company has caused each of the Lock-Up Parties to deliver to the Representative executed Lock-Up Agreements, in the form attached hereto as Exhibit B, prior to the execution of this Agreement.

2.25.2.     The Company, on behalf of itself and any successor entity, has agreed that, without the prior written consent of the Representative, it will not, for a period of 90 days after the date hereof (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company or ADSs; (ii) file or cause to be filed any registration statement with the Commission (other than a registration statement on Form S-8) relating to the offering of any shares of capital stock of the Company, or ADSs or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company or ADSs; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of the Company or such other securities (including ADSs), in cash or otherwise.

The restrictions contained in this Section 2.25.2 shall not apply to (i) the Offered ADSs and Offered Warrants to be sold hereunder, (ii) the issuance by the Company of ADSs or Ordinary Shares upon the exercise of any stock option or warrant, the vesting of any restricted stock units and performance stock units or the conversion of a security outstanding on the date hereof, including upon exercise of the Offered Warrants, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, or (iii) the issuance by the Company of stock options, warrants, restricted stock units, performance stock units or shares of capital stock of the Company or ADSs under any equity compensation plan of the Company.

2.26        Board of Directors.  The Board of Directors of the Company is comprised of the persons set forth under the heading of the Pricing Prospectus and the Prospectus captioned “Management.” The qualifications of the persons serving as members of the Board of Directors of the Company and the overall composition of the Board of Directors of the Company and the Audit Committee of the Board of Directors of the Company comply with the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to the Company, the Companies Law and the listing rules of the Nasdaq Stock Market LLC.  At least one member of the Audit Committee of the Board of Directors of the Company qualifies as a “financial expert,” as such term is defined under the Sarbanes-Oxley Act and the listing rules of the Nasdaq Stock Market LLC.  In addition, at least a majority of the persons serving on the Board of Directors qualify as “independent,” as defined under the listing rules of the Nasdaq Stock Market LLC.

2.27        Sarbanes-Oxley Compliance.

2.27.1.     Disclosure Controls.  The Company has developed and currently maintains disclosure controls and procedures that comply with Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s Exchange Act filings and other public disclosure documents.

2.27.2.     Compliance.  The Company is in material compliance with the provisions of the Sarbanes-Oxley Act applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

2.28        Accounting Controls. The Company and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined under Rules 13-a15 and 15d-15 under the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there are no material weaknesses in the Company’s internal control over financial reporting.  Since the date of the latest audited financial statements included in the Disclosure Package and the Prospectus, (a) the Company has not been advised of: (i) any significant deficiencies and / or material weaknesses in the design or operation of the Company’s internal control over financial reporting that could adversely affect or are reasonably likely to adversely affect the ability of the Company and its Subsidiaries to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting; and (b) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

2.29        No Investment Company Status.  The Company is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, will not be, an “investment company,” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

2.30        No Labor Disputes.  No labor related litigation, and no material labor dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent.

2.31        Intellectual Property Rights.  The Company and each of its Subsidiaries owns or possesses or has valid rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets and similar rights (“Intellectual Property Rights”) necessary for the conduct of the business of the Company and its Subsidiaries as currently carried on and as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  To the knowledge of the Company, no action or use by the Company or any of its Subsidiaries necessary for the conduct of its business as currently carried on and as described in the Registration Statement and the Prospectus will involve or give rise to any infringement of, or license or similar fees for, any Intellectual Property Rights of others.  Neither the Company nor any of its Subsidiaries has received any notice alleging any such infringement, fee or conflict with asserted Intellectual Property Rights of others. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect (A) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any of the Intellectual Property Rights owned by the Company; (B) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the rights of the Company in or to any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim, that would, individually or in the aggregate, together with any other claims in this Section 2.31, reasonably be expected to result in a Material Adverse Effect; (C) the Intellectual Property Rights owned by the Company and, to the knowledge of the Company, the Intellectual Property Rights licensed to the Company have not been adjudged by a court of competent jurisdiction invalid or unenforceable, in whole or in part, and there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this Section 2.31, reasonably be expected to result in a Material Adverse Effect; (D) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property Rights or other proprietary rights of others, the Company has not received any written notice of such claim and the Company is unaware of any other facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this Section 2.31, reasonably be expected to result in a Material Adverse Effect; and (E) to the Company’s knowledge, no employee of the Company is in or has ever been in violation in any material respect of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company, or actions undertaken by the employee while employed with the Company and could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect. To the Company’s knowledge, all material technical information developed by and belonging to the Company which has not been patented has been kept confidential. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus and are not described therein. The Registration Statement, the Pricing Disclosure Package and the Prospectus contain in all material respects the same description of the matters set forth in the preceding sentence. None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or, to the Company’s knowledge, any of its officers, directors or employees, or otherwise in violation of the rights of any persons.

2.32        Transactions with Subsidiaries.  Subject to any prohibitions or restrictions under any applicable corporate or other similar laws, no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock or other ownership interests, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company, except as described in the Registration Statement, the Pricing Prospectus and the Prospectus.

2.33        Property.  Except as set forth in the Registration Statement and the Prospectus, the Company and each of its Subsidiaries have good and marketable title to all of the properties and assets reflected as owned in the financial statements referred to in Section 2.8 above (or elsewhere in the Registration Statement and the Prospectus), in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not materially and adversely affect the value of such property or assets and do not materially interfere with the use made or proposed to be made of such property by the Company or any Subsidiary. The material real property, improvements, equipment and personal property held under lease by the Company or any of its Subsidiaries are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Subsidiary. The Company and each of its Subsidiaries have such consents, easements, rights-of-way or licenses from any person (“rights-of-way”) as are necessary to enable the Company and each of its Subsidiaries to conduct its business in the manner described in the Registration Statement and the Prospectus, and except for such rights-of-way the lack of which would not have, individually or in the aggregate, a Material Adverse Effect.

2.34        Environmental Laws.  Except as otherwise disclosed in the Registration Statement and Prospectus, neither the Company nor any of its Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its properties and assets, any applicable federal, state, municipal, local or foreign laws, rules, regulations, decisions, orders, policies, permits, licenses, certificates or approvals having force of law, domestic or foreign, relating to environmental, health, or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”). Without limiting the generality of the foregoing and except as otherwise described in the Registration Statement and Prospectus: (i) the Company and each of its Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable Environmental Laws to conduct their respective businesses; (ii) neither the Company nor any of its Subsidiaries is aware of any unlawful spills, releases, discharges or disposal of any pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes that have occurred or are presently occurring on or from its properties as a result of any construction on or operation and use of its properties; (iii) there are no orders, rulings or directives issued against the Company or any of its Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any properties or assets of the Company or any of its Subsidiaries; and (iv) no notice with respect to any of the matters referred to in this Section 2.34, including any alleged violations by the Company or any of the Subsidiaries with respect thereto has been received by the Company or any of its Subsidiaries, and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the properties and assets of the Company or any of its Subsidiaries is in progress, pending or threatened, which could reasonably be expected to have a Material Adverse Effect, and to the knowledge of the Company, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or any of its Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise thereto.

2.35        Payment of Taxes.  Each of the Company and its Subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof.  Each of the Company and its Subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all taxes imposed on or assessed against the Company or such respective Subsidiary.  The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Registration Statement are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements.  Except as disclosed in writing to the Underwriters, (i) no issues have been raised (and are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its Subsidiaries, and (ii) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its Subsidiaries.  The term “taxes” mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.  The term “returns” means all returns, declarations, reports, statements and other documents required to be filed in respect to taxes. At the Applicable Time, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the ADSs to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

2.36        ERISA Compliance.  Each material employee benefit plan that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and any of its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations. The Company does not have any material benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

2.37        Compliance with Laws.  Each of the Company and its Subsidiaries: (A) is and at all times has been in compliance with all statutes, rules, or regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company or its Subsidiaries, including, without limitation, the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the exclusion laws and the statutes of applicable government funded or sponsored healthcare programs, applicable laws pertaining to data privacy, and the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, the regulations promulgated pursuant to such laws, including, without limitation, where applicable, regulations relating to Good Clinical Practices and Good Laboratory Practices and all other comparable local, state, federal, national, supranational and foreign, including Israeli, laws relating to the regulation of the Company (“Applicable Laws”), except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (B) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the FDA or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product operation or activity is in violation of any Applicable Laws or Authorizations and has no knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and has no knowledge that any such Governmental Entity is considering such action; (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct on the date filed (or were corrected or supplemented by a subsequent submission); and (G) has not either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post sale warning, “dear healthcare provider” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Company’s knowledge, no third party has initiated, conducted or intends to initiate any such notice or action.

2.38        No Improper Practices.  (i) Neither the Company nor the Subsidiaries, nor to the Company’s knowledge, any of their respective executive officers has, in the past five (5) years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of law) or made any contribution or other payment to any official of, or candidate for, any federal, state, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any law in the United States, Israel, or any applicable foreign jurisdiction, or of the character required to be disclosed in the Prospectus; (ii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and stockholders of the Company or any Subsidiary, on the other hand, that is required by the Securities Act to be described in the Registration Statement and the Prospectus that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or stockholders of the Company or any Subsidiary, on the other hand, that is required by the rules of FINRA to be described in the Registration Statement and the Prospectus that is not so described; (iv) except as described in the Registration Statement and the Prospectus, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (v) there are no business relationships, related party transactions or extraordinary transactions involving the Company or any Person which have not been approved as required pursuant to the provisions of Part VI of the Companies Law; (vi) the Company has not offered, or caused any placement agent to offer, ADSs or Ordinary Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services; and (vii) neither the Company nor any Subsidiary nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any law, rule or regulation (including, without limitation, the FCPA), which payment, receipt or retention of funds is of a character required to be disclosed in the Registration Statement or the Prospectus.

2.39        Sanctions.

2.39.1.          Neither the Company nor any of its Subsidiaries, nor any of their directors, officers, employees, agents, affiliates or representatives, is a government, individual, or entity that is, or is owned or controlled by such a government, individual or entity that is:

(A)  the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

(B)  located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

2.39.2.          Each of the Company and its Subsidiaries represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other government, individual or entity:

(A)  to fund or facilitate any activities or business of or with any government, individual or entity or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)  in any other manner that will result in a violation of Sanctions by any government, individual or entity (including any government, individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise).

2.39.3.          Each of the Company and its Subsidiaries represents and covenants that, except as detailed in the Registration Statement and the Prospectus, for the past five (5) years, it has not engaged in, and is not now engaging in, any dealings or transactions with any government, individual, or entity, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

2.40        Ineligible Issuer.  As of the time of filing of the Registration Statement, as of the date of this Agreement and as of the Closing Date, the Company was not, is not, and will not be, an “ineligible issuer” as defined in Rule 405 under the Securities Act.

2.41        Foreign Private Issuer.  The Company is a “foreign private issuer,” as such term is defined in Rule 405 of the Securities Act.

2.42        Industry Data.  The statistical and market-related data included or incorporated by reference in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus are based on or derived from sources that the Company reasonably and in good faith believes are reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

2.43        Absence of Manipulation.  The Company has not taken, directly or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs.

2.44        Margin Rules. Neither the issuance, sale and delivery of the ADSs nor the application of the proceeds thereof by the Company as described in the Registration Statement and the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

2.45        No Integration. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Securities Act Rule 144) has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act) with the offer and sale of the ADSs contemplated by this Agreement.

2A.          Representations and Warranties of the Company Relating to Israeli Legal Matters.  Without derogating from the representations and warranties of the Company in Section 2 above, and in addition and in supplement thereto, the Company represents and warrants to the several Underwriters, as of the Applicable Time (as defined below) and as of the Closing Date, as follows:

2A.1      No consent, approval, authorization or order of, or filing, qualification or registration with, any Israeli court or Governmental Entity or body, which has not been made, obtained or taken and is not in full force and effect, is required for the execution, delivery and performance of this Agreement by the Company, the offer or sale of the Public Securities or the consummation of the transactions contemplated hereby or thereby, other than (A) the obligation to file certain information following the Closing Date with the Israeli Investment Center (as defined below) and the Chief Scientist (as defined below) and (B) the requirement to receive the final approval of the TASE for the registration of the Ordinary Shares underlying the Public Securities. On the Closing Date, the Ordinary Shares underlying the Public Securities shall be approved for registration on the TASE, subject only to official notice of issuance by the Company.

2A.2      Subject to conducting the Offering as provided for in the Section titled “Underwriting” in the Preliminary Prospectus, the Company is not required to publish a prospectus in the State of Israel under the laws of the State of Israel with respect to the offer and sale of the Public Securities.

2A.3      The Company is not (i) in violation of any condition or requirement stipulated (A) by any instruments of approval, granted to it by the Israel Innovation Authority (formerly the Office of the Chief Scientist of Israel) of the Ministry of Economy and Industry of the State of Israel (the “Chief Scientist”) with respect to any research and development grants or benefits given to any of them by the Chief Scientist, or (B) with respect to any instrument of approval granted to it by the Authority for Investment and Development of Industry and the Economy of the State of Israel (formerly known as the Investment Center) of the Israeli Ministry of Economy and Industry (the “Investment Center”) with respect to grants or benefits given to the Company.  The Company has not received any notice denying, revoking or modifying any “approved enterprise,” “benefited enterprise,” “preferred enterprise,” “preferred technology enterprise” or “special preferred technology enterprise” status with respect to any of its facilities or operations or with respect to any benefits from the Investment Center (including, in all such cases, notice of proceedings or investigations related thereto). All information supplied by the Company or any of its subsidiaries with respect to the applications or notifications relating to any such “approved enterprise,” “benefited enterprise,” “preferred enterprise,” “preferred technology enterprise” or “special preferred technology enterprise” status and to benefits from the Investment Center was true, correct and complete in all material respects when supplied to the appropriate authorities.

2A.4      There are no proceedings that have been instituted in the State of Israel for the dissolution of the Company.

2A.5      No transaction, stamp or other issuance or transfer taxes or duties, and, assuming that the Underwriters are not otherwise subject to taxation in Israel due to Israeli tax residence or the existence of a permanent establishment in Israel, no capital gains, income, withholding or other taxes, are payable by or on behalf of the Underwriters to the State of Israel or to any political subdivision or authority thereof or therein in connection with: (i) the issuance, sale and delivery of the Public Securities by the Company; (ii) the purchase from the Company, and the initial sale and delivery by the Underwriters of the Public Securities to purchasers thereof or (iii) the execution and delivery of this Agreement or any other document to be furnished hereunder.

2A.6      The Company is in compliance in all material respects with the labor and employment laws and collective bargaining agreements and extension orders applicable to their employees in the State of Israel.

2A.7      The Company has not engaged in any form of solicitation, advertising or any other action constituting an offer under the Israeli Securities Law 5728-1968, as amended, and the regulations promulgated thereunder (collectively, the “Israeli Securities Law”) in connection with the transactions contemplated hereby which would require the Company to publish a prospectus in the State of Israel under the laws of the State of Israel.

2A.8      Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the State of Israel.

2A.9      The Company has duly designated Corporation Service Company as its authorized agent to receive service of process as set forth in Section 9.6 below.

2A.10    Subject to the conditions, exceptions and qualifications set forth in the Registration Statement, and the Prospectus, a final and conclusive judgment against the Company for a definitive sum of money entered by any court in the United States may be enforced by an Israeli court.

2A.11    For a period of twelve (12) months prior to and including the date of the Closing Date, the Company has not offered or sold any of its securities in Israel, except for the issuance of options or similar securities exercisable under the Company’s equity incentive plans into ADSs or Ordinary Shares, which are exempt from prospectus requirements under the Israeli Securities Law.

2A.12    With respect to the options (the “Share Options”) granted pursuant to the equity compensation plans of the Company (the “Company Share Plans”), (i) each grant intended to qualify for the “capital gains track” of Section 102 of the Israel Tax Ordinance so qualifies, (ii) each grant of a Share Option has been duly authorized, approved or ratified by all necessary corporate action, including, as applicable, approval or ratification by the Board of Directors of the Company, a committee of the Board of Directors of the Company and any required shareholder approval, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each such grant was made in accordance with the terms of the Company Share Plans and all other applicable laws and regulatory rules or requirements, and (iv) each such grant was properly accounted for in accordance with IFRS in the financial statements (including the related notes) of the Company.

2A.13    The Company acknowledges, understands and agrees that Public Securities may be offered and sold in Israel only by the Underwriters and only to such Israeli investors listed in the First Addendum to the Israeli Securities Law (“Israeli Accredited Investors”).

3.	Covenants of the Company. The Company covenants and agrees as follows:

3.1          Amendments to Registration Statement.  The Company shall deliver to the Representative, prior to filing, any amendment or supplement to the Registration Statement or Prospectus proposed to be filed after the date hereof and not file any such amendment or supplement to which the Representative shall reasonably object in writing.

3.2          Federal Securities Laws.

3.2.1.       Compliance.  The Company, subject to Section 3.2.2, shall comply with the requirements of Rule 430B of the Regulations, and will notify the Representative promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the Prospectus shall have been filed; (ii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of any Preliminary Prospectus or the Prospectus, or of the suspension of the qualification of the Public Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the Securities Act concerning the Registration Statement and (iv) if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the Offering of the Public Securities. The Company shall effect all filings required under Rule 424(b) of the Regulations, in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and shall take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company shall use its best efforts to prevent the issuance of any stop order, prevention or suspension and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment.

3.2.2.       Continued Compliance.  The Company shall comply with the Securities Act and the Regulations so as to permit the completion of the distribution of the Public Securities as contemplated in this Agreement and in the Registration Statement, the Pricing Disclosure Package and the Prospectus. If at any time when a prospectus relating to the Public Securities is (or, but for the exception afforded by Rule 172 of the Regulations (“Rule 172”), would be) required by the Securities Act to be delivered in connection with sales of the Public Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) amend or supplement the Pricing Disclosure Package or the Prospectus in order that the Pricing Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the Pricing Disclosure Package or the Prospectus, as the case may be, in order to comply with the requirements of the Securities Act or the Regulations, the Company will promptly (A) give the Representative notice of such event; (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Pricing Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Representative with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Representative or counsel for the Underwriters shall reasonably object. The Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request. The Company has given the Representative notice of any filings made pursuant to the Exchange Act or the regulations promulgated thereunder within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Date and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object.

3.2.3.       Free Writing Prospectuses.  The Company agrees that, unless it obtains the prior written consent of the Representative, it shall not make any offer relating to the Public Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representative shall be deemed to have consented to each Issuer General Use Free Writing Prospectus hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representative. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Underwriters as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Underwriters and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

3.3          Delivery to the Underwriters of Registration Statements.  The Company has delivered or made available or shall deliver or make available to the Representative and counsel for the Representative, without charge, a signed copy (original or image) of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith) and signed copies (originals or images) of all consents and certificates of experts, and will also deliver to the Underwriters, without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

3.4          Delivery to the Underwriters of Prospectuses.  The Company has delivered or made available or will deliver or make available to each Underwriter, without charge, as many copies of each Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Public Securities is (or, but for the exception afforded by Rule 172 of the Regulations, would be) required to be delivered under the Securities Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

3.5          Payment of Expenses.

3.5.1.       General Expenses Related to the Offering.  The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, hereby agrees to pay on the Closing Date, all expenses incident to the performance of the obligations of the Company under this Agreement, including, but not limited to: (a) all filing fees and communication expenses relating to the registration of the Public Securities to be sold in the Offering (including the Warrant ADSs) with the Commission; (b) all Public Filing System filing fees associated with the review of the Offering by FINRA; (c) all fees and expenses relating to the listing of such Offered ADSs and Warrant ADSs on the NasdaqCM and any Ordinary Shares on the TASE; (d) fees and expenses of the transfer agent and/or Depositary for the ADSs or the Ordinary Shares represented by such ADSs; (e) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Representative; (f) the costs associated with CD-ROMs of the public offering materials, which the Company or its designee will provide within a reasonable time after the Closing in such quantities as the Representative may reasonably request; (g) the fees and expenses of the Company’s accountants; (h) the fees and expenses incurred by the Representative, including the fees and expenses of its legal counsel, not to exceed $100,000 in the aggregate without the written consent of the Company; (i) the fees and expenses of the Company’s legal counsel and other agents and representatives; (j) all fees, expenses and disbursements relating to the registration, qualification or exemption of any Public Securities or Ordinary Shares represented thereunder under the securities laws of such foreign jurisdictions mutually agreed upon by the Company and the Representative; (k) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; and (l) “road show” presentations to prospective purchasers of the Public Securities (including any travel expenses of the Company’s officers, directors and employees in connection with attending or hosting meetings, but not including travel expenses for employees of the Underwriters).

3.6          Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 16 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) and Rule 158 of the Securities Act. The terms “earnings statement” and “make generally available to its security holders” shall have the meanings set forth in Rule 158 under the Securities Act.

3.7          Application of Net Proceeds.  The Company shall apply the net proceeds from the Offering received by it in a manner consistent with the application thereof described under the caption “Use of Proceeds” in the Prospectus.

3.8          Stabilization.  Neither the Company nor, to its knowledge, any of its employees, directors or shareholders (without the consent of the Representative) has taken or shall take, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under Regulation M of the Exchange Act, or otherwise, stabilization or manipulation of the price of any security of the Company whether to facilitate the sale or resale of the Public Securities or otherwise, and the Company shall, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M of the Exchange Act. In addition, the Company will not engage in any form of solicitation, advertising or any other action which constitutes an offer to the public under the Israeli Securities Law in connection with the transactions contemplated hereby.

3.9          FINRA.  The Company shall advise the Representative if it is or becomes aware that (i) any officer or director of the Company, (ii) any beneficial owner of 5% or more of any class of the Company’s securities or (iii) any beneficial owner of the Company’s unregistered equity securities which were acquired during the 180 days immediately preceding the filing of the Registration Statement is or becomes an affiliate or associated person of a FINRA member participating in the Offering (as determined in accordance with the rules and regulations of FINRA).

3.10        Listing.  The Company shall use its commercially reasonable efforts to maintain the listing of the ADSs (including the Offered ADSs and the Warrant ADSs) on the NasdaqCM.

3.11        Blue Sky Qualifications. The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Public Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Public Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

3.12        Maintenance of Registration. The Company shall, at all times while the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Offered Warrants are outstanding, use its best efforts to maintain a registration statement covering the issuance and sale of the Warrant ADSs. The Company shall, at all times that the Ordinary Shares are listed for trade on the TASE and any Offered Warrants are outstanding, use its best efforts to maintain the TASE approval for the listing of the Ordinary Shares underlying the Warrant ADSs.

3.13        Warrant Shares Reserved. The Company shall, at all times while any Offered Warrants are outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise Ordinary Shares, solely for the purpose of enabling it to issue Warrant ADSs upon the exercise of such Offered Warrants, the number of Ordinary Shares underlying the Warrant ADSs that are initially issuable and deliverable upon the exercise of the then-outstanding Offered Warrants.

4.             Conditions of Underwriters’ Obligations.  The obligations of the Underwriters to purchase and pay for the Public Securities, as provided herein, shall be subject to (i) the continuing accuracy of the representations and warranties of the Company as of the date hereof and as of each of the Closing Date; (ii) the accuracy of the statements of officers of the Company made pursuant to the provisions hereof; (iii) the performance by the Company of its obligations hereunder; and (iv) the following conditions:

4.1          Regulatory Matters.

4.1.1.       Effectiveness of Registration Statement; Rule 430B Information.  If filing of the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, is required under the Securities Act or the Rules and Regulations, the Company shall have filed the Prospectus (or such amendment or supplement) or such Issuer Free Writing Prospectus with the Commission in the manner and within the time period so required (without reliance on Rule 424(b)(8) or 164(b) under the Securities Act); the Registration Statement shall remain effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof, or any amendment thereof, nor suspending or preventing the use of the Pricing Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus shall have been issued; no proceedings for the issuance of such an order shall have been initiated or threatened; any request of the Commission or an Underwriter for additional information (to be included in the Registration Statement, the Pricing Disclosure Package, the Prospectus, any Issuer Free Writing Prospectus or otherwise) shall have been complied with to the Representative’s satisfaction. The Company has not distributed any prospectus or other offering material in connection with the offering and sale of the Securities other than the Pricing Disclosure Package.

4.1.2.       FINRA.  FINRA shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.

4.1.3.       Listing.  The Offered ADSs and Warrant ADSs shall be qualified for listing on the NasdaqCM. At the Closing Date, the Ordinary Shares underlying the Offered ADSs and the Warrant ADSs shall have been approved for listing on the TASE by the TASE and the Underwriters shall have received, on or prior to the Closing Date, a copy of such approval of the TASE.

4.2          Company Counsel Matters.

4.2.1.       Opinion of U.S. Counsel.  Mayer Brown LLP, U.S. counsel to the Company, shall have furnished to the Representative (i) such counsel’s written opinion, as counsel to the Company, addressed to the Underwriters and dated the Closing Date and (ii) a written statement providing certain “10b-5” negative assurances, addressed to the Underwriters and dated the Closing Date, each in a form satisfactory to the Representative and Representative Counsel.

4.2.2.       Opinion of Israeli Counsel.  Yigal Arnon & Co., Israeli counsel to the Company, shall have furnished to the Representative such counsel’s written opinion, as counsel to the Company, addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Representative and Representative Counsel.

4.2.3.       Opinion of Underwriters’ Counsel.  The Representative shall have received from Goodwin Procter LLP, U.S. counsel for the Underwriters, such counsel’s negative assurances statement, dated the Closing Date, addressed to the Underwriters, with respect to such matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as they request to enable them to pass upon such matters.

4.2.4.       Opinion of Depositary Counsel.  The Representative shall have received an opinion, dated the Closing Date, satisfactory in form and substance to the Representative and counsel for the Underwriters, of Emmet, Marvin & Martin, LLP, counsel for the Depositary, addressed to the addressed to the Representative on behalf of itself and the several Underwriters.

4.2.5.       Reliance. In rendering such opinions, such counsel may rely: (i) as to matters involving the application of laws other than the laws of the United States and jurisdictions in which they are admitted, to the extent such counsel deems proper and to the extent specified in such opinion, if at all, upon an opinion or opinions (in form and substance reasonably satisfactory to the Representative) of other counsel reasonably acceptable to the Representative, familiar with the applicable laws; and (ii) as to matters of fact, to the extent they deem proper, on certificates or other written statements of officers of the Company and officers of departments of various jurisdictions having custody of documents respecting the corporate existence or good standing of the Company, provided that copies of any such statements or certificates shall be delivered to Representative Counsel if requested.

4.3          Comfort Letters.

4.3.1.       Auditor’s Comfort Letter.  At the time this Agreement is executed, the Representative shall have received from the Auditor a comfort letter, dated such date, in form and substance satisfactory to the Representative, containing statements and information of the type customarily included in accountants’ comfort letters with respect to the financial statements and certain financial information contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus, addressed to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters.

4.3.2.       Bring-down Comfort Letter.  At the Closing Date the Representative shall have received from the Auditor a letter, dated as of the Closing Date to the effect that the Auditor reaffirms the statements made in the letter furnished pursuant to Section 4.3.1, except that the specified date referred to shall be a date not more than three (3) business days prior to the Closing Date.

4.4          Officers’ Certificates.

4.4.1.       Officers’ Certificate.  The Company shall have furnished to the Representative a certificate, dated the Closing Date, of its Chief Executive Officer and its Chief Financial Officer stating that (i) such officers have carefully examined the Registration Statement, the Pricing Disclosure Package, any Issuer Free Writing Prospectus and the Prospectus and, in their opinion, the Registration Statement and each amendment thereto, as of the Applicable Time and as of the date of this Agreement and as of the Closing Date did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Pricing Disclosure Package, as of the Applicable Time and as of the Closing Date, any Issuer Free Writing Prospectus as of its date and as of the Closing Date, the Prospectus and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) since the effective date of the Registration Statement, no event has occurred that was required to have been included in or incorporated by reference into a supplement or amendment to the Registration Statement, the Pricing Disclosure Package or the Prospectus that has not been so included or incorporated, (iii) to the best of their knowledge after reasonable investigation, as of the Closing Date, the representations and warranties of the Company in this Agreement are true and correct as if made at and as of such Closing Date and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, (iv) there has not been, subsequent to the date of the most recent audited financial statements included or incorporated by reference in the Pricing Disclosure Package, any occurrence of any event resulting or reasonably likely to result in a Material Adverse Effect, except as set forth in the Prospectus, and (v) no stop order or other order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the Public Securities for offering or sale nor suspending or preventing the use of the Pricing Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus, has been issued, and no proceeding for that purpose has been instituted or, to the best of their knowledge, is contemplated or threatened by the Commission or any state or regulatory body.

4.4.2.       Secretary’s Certificate.  At the Closing Date the Representative shall have received a certificate of the Company signed by the Secretary of the Company, dated the Closing Date certifying: (i) that the Charter is true and complete, has not been modified and is in full force and effect; (ii) that the resolutions of the Company’s Board of Directors and any committees of the Company’s Board of Directors relating to the Offering are in full force and effect and have not been modified; (iii) as to the accuracy and completeness of all correspondence between the Company or its counsel and the Commission; and (iv) as to the incumbency of the officers of the Company. The documents referred to in such certificate shall be attached to such certificate.

4.4.3.       Chief Financial Officer’s Certificate.  At the Closing Date, the Representative shall have received a certificate of the Company signed by the Chief Financial Officer of the Company, dated the Closing Date, certifying certain financial information of the Company included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package or the Prospectus.

4.5          No Material Changes.  Prior to and on the Closing Date: (i) there shall have been no material adverse change or development involving a prospective material adverse change in the condition or prospects or the business activities, financial or otherwise, of the Company from the latest dates as of which such condition is set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus; (ii) no action, suit or proceeding, at law or in equity, shall have been pending or threatened against the Company before or by any court or federal or state commission, board or other administrative agency wherein an unfavorable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect, except as set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus; (iii) no stop order shall have been issued under the Securities Act and no proceedings therefor shall have been initiated or threatened by the Commission; and (iv) the Registration Statement, the Pricing Disclosure Package and the Prospectus and any amendments or supplements thereto shall contain all material statements which are required to be stated therein in accordance with the Securities Act and the Regulations and shall conform in all material respects to the requirements of the Securities Act and the Regulations, and neither the Registration Statement, the Pricing Disclosure Package nor the Prospectus nor any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, (with respect to the Pricing Disclosure Package and the Prospectus, in light of the circumstances under which they were made), not misleading.

4.6          Deposit Agreement.  The Deposit Agreement shall be in full force and effect and the Company and the Depositary shall have taken all action necessary to permit the deposit of the Ordinary Shares and the issuance of the Offered ADSs and Warrant ADSs in accordance with the Deposit Agreement.

4.7          Depositary Certificate.  The Depositary shall have furnished or caused to be furnished to the Underwriters a certificate satisfactory to the Representative of one of its authorized officers evidencing the deposit with the custodian of the Ordinary Shares against issuance of the Public Securities, the execution, issuance, countersignature (if applicable) and delivery of the Public Securities pursuant to the Deposit Agreement and such other matters related thereto as the Representative reasonably requests.

4.8          Delivery of Agreements before Signing.  On the date hereof, the Company shall have delivered to the Representative executed copies of this Agreement and the Lock-Up Agreements from each of the persons listed on Schedule IV attached hereto.

4.9          Additional Documents.  At the Closing Date Representative Counsel shall have been furnished with such documents and certificates as they may reasonably request.  Such additional documents shall include a certificate evidencing the good standing of the Company and any of the Subsidiaries.

5.	Indemnification.

5.1.1.       Indemnification of Underwriter. The Company agrees to indemnify, defend and hold harmless each Underwriter, its affiliates, directors and officers and employees, and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities to which such Underwriter or such person may become subject, under the Securities Act or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including the information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to Rule 430B of the Regulations, or arise out of or are based upon the omission from the Registration Statement, or alleged omission to state therein, a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) an untrue statement or alleged untrue statement of a material fact contained in the Pricing Disclosure Package, the Prospectus, or any amendment or supplement thereto (including any documents filed under the Exchange Act and deemed to be incorporated by reference into the Registration Statement or the Prospectus), any Issuer Free Writing Prospectus or in any other materials used in connection with the offering of the Public Securities, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) in whole or in part, any material breach in the representations and warranties of the Company contained herein, or (iv) in whole or in part, any failure of the Company to perform its obligations hereunder or under law, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by it in connection with evaluating, investigating or defending against such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon the Underwriter’s Information.

5.1.2.       Indemnification of Company.  Each Underwriter, severally and not jointly, will indemnify, defend and hold harmless the Company, its affiliates, directors, officers and employees, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Pricing Disclosure Package, the Prospectus, or any amendment or supplement thereto or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Pricing Disclosure Package, the Prospectus, or any amendment or supplement thereto or any Issuer Free Writing Prospectus in reliance upon and in conformity with the Underwriter’s Information, and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with defending against any such loss, claim, damage, liability or action.

5.1.3.       Procedure.  Promptly after receipt by an indemnified party under Sections 5.1.1 and 5.1.2 above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party except to the extent such indemnifying party has been materially prejudiced by such failure. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of the indemnifying party’s election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof; provided, however, that if (i) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (ii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party), or (iii) the indemnifying party has not in fact employed counsel reasonably satisfactory to the indemnified party to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, the indemnified party shall have the right to employ a single counsel to represent it in any claim in respect of which indemnity may be sought under Sections 5.1.1 and 5.1.2, in which event the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party or parties and reimbursed to the indemnified party as incurred.  The indemnifying party under this Section 5 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is a party or could be named and indemnity was or would be sought hereunder by such indemnified party, unless such settlement, compromise or consent (a) includes an unconditional release of such indemnified party from all liability for claims that are the subject matter of such action, suit or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

5.1.4.       Contribution.  If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified party under Sections 5.1.1 and 5.1.2, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering and sale of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and each Underwriter agree that it would not be just and equitable if contributions pursuant to this Section 5.1.4 were to be determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the first sentence of this Section 5.1.4. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 5.1.4 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim that is the subject of this Section 5.1.4. Notwithstanding the provisions of this Section 5.1.4, no Underwriter shall be required to contribute any amount in excess of the amount of such Underwriter’s commissions actually received by such Underwriter pursuant to this Agreement.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations to contribute as provided in this Section 5 are several in proportion to their respective underwriting obligations and not joint.

5.1.5.       Liability.  The obligations of the Company under this Section 5 shall be in addition to any liability that the Company may otherwise have and the benefits of such obligations shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act; and the several obligations of each Underwriter under this Section 5 shall be in addition to any liability that such Underwriter may otherwise have and the benefits of such obligations shall extend, upon the same terms and conditions, to the Company, and its officers, directors and each person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.

6.	Default by an Underwriter.

6.1          Default Not Exceeding 10% of the Offered ADSs and Offered Warrants. If any Underwriter or Underwriters shall default in its or their obligations to purchase the Offered ADSs and Offered Warrants and if the number of the Offered ADSs and Offered Warrants with respect to which such default relates does not exceed in the aggregate 10% of the number of Offered ADSs and Offered Warrants that all Underwriters have agreed to purchase hereunder, then such Offered ADSs and Offered Warrants to which the default relates shall be purchased by the non-defaulting Underwriters in proportion to their respective commitments hereunder.

6.2          Default Exceeding 10% of Offered ADSs and Offered Warrants. In the event that the default addressed in Section 6.1 relates to more than 10% of the Offered ADSs and Offered Warrants, you may in your discretion arrange for yourself or for another party or parties to purchase such Offered ADSs and Offered Warrants to which such default relates on the terms contained herein. If, within two (2) Business Days after such default relating to more than 10% of the Offered ADSs and Offered Warrants, you do not arrange for the purchase of such Offered ADSs and Offered Warrants, then the Company shall be entitled to a further period of one (1) Business Day within which to procure another party or parties satisfactory to you to purchase said Offered ADSs and Offered Warrants on such terms.  In the event that neither you nor the Company arrange for the purchase of the Offered ADSs and Offered Warrants to which a default relates as provided in this Section 6, this Agreement will automatically be terminated by you or the Company without liability on the part of the Company (except as provided in Sections 3.9 and 5 hereof) or the several Underwriters (except as provided in Section 5 hereof); provided, however, that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other Underwriters and to the Company for damages occasioned by its default hereunder. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of any non-defaulting Underwriters or the Company.

6.3          Postponement of Closing Date.  In the event that the Offered ADSs and Offered Warrants to which the default relates are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, you or the Company shall have the right to postpone the Closing Date for a reasonable period, but not in any event exceeding five (5) Business Days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Pricing Disclosure Package or the Prospectus or in any other documents and arrangements, and the Company agrees to file promptly any amendment to the Registration Statement, the Pricing Disclosure Package or the Prospectus that in the opinion of counsel for the Underwriter may thereby be made necessary.  The term “Underwriter” as used in this Agreement shall include any party substituted under this Section 6 with like effect as if it had originally been a party to this Agreement with respect to such Offered ADSs and Offered Warrants.

7.	Additional Covenants.

7.1          Investment Limitation.  The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Public Securities in such a manner as would require the Company or any of its Subsidiaries to register as an investment company under the Investment Company Act of 1940, as amended.

8.	Effective Date of this Agreement and Termination Thereof.

8.1          Effective Date.  This Agreement shall become effective when both the Company and the Representative have executed the same and delivered counterparts of such signatures to the other party.

8.2          Representations and Agreements to Survive Delivery. All representations, warranties, and agreements of the Company herein or in certificates delivered pursuant hereto, including, but not limited to, the agreements of the several Underwriters and the Company contained in Section 3.5.1 and Section 5 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the several Underwriters or any controlling person thereof, or the Company or any of its officers, directors, or controlling persons, and shall survive delivery of, and payment for, the Public Securities to and by the Underwriters hereunder.

8.3          Termination.  The Representative shall have the right to terminate this Agreement at any time prior to any Closing Date, (i) if any domestic or international event or act or occurrence has materially disrupted, or in your opinion will in the immediate future materially disrupt, general securities markets in the United States or there shall be such a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States is such as to make it, in the judgment of the Representative, impracticable to market the Public Securities or enforce contracts for the sale of the Public Securities; or (ii) if trading in the Company’s ADSs shall have been suspended by the Commission or the NasdaqCM or if trading in the Ordinary Shares shall have been suspended by the Israel Securities Authority or the TASE or if trading on the New York Stock Exchange or the Nasdaq Stock Market LLC or the TASE shall have been suspended or materially limited, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required by FINRA or by order of the Commission or any other Government Entity having jurisdiction; or (iii) if the United States shall have become involved in a new war or an increase in major hostilities; or (iv) if a general banking moratorium has been declared by a New York State or federal authority or Israeli authorities; or (v) if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States securities markets; or (vi) if the Company shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in your opinion, make it inadvisable to proceed with the delivery of the Offered ADSs and Offered Warrants; or (vii) if the Company is in material breach of any of its representations, warranties or covenants hereunder; or (viii) if the Representative shall have become aware after the date hereof of such a material adverse change in the conditions or prospects of the Company, or such adverse material change in general market conditions as in the Representative’s judgment would make it impracticable to proceed with the offering, sale and/or delivery of the Public Securities or to enforce contracts made by the Underwriters for the sale of the Public Securities.

8.4          Expenses.  Notwithstanding anything to the contrary in this Agreement, except in the case of a default by the Underwriters, pursuant to Section 6.2 above, in the event that this Agreement shall not be carried out for any reason whatsoever, within the time specified herein or any extensions thereof pursuant to the terms herein, the Company shall be obligated to pay to the Underwriters their actual and accountable out-of-pocket expenses related to the transactions contemplated herein then due and payable and upon demand the Company shall pay the full amount thereof to the Representative on behalf of the Underwriters.

8.5          Indemnification.  Notwithstanding any contrary provision contained in this Agreement, any election hereunder or any termination of this Agreement, and whether or not this Agreement is otherwise carried out, the provisions of Section 5 shall remain in full force and effect and shall not be in any way affected by, such election or termination or failure to carry out the terms of this Agreement or any part hereof.

9.	Miscellaneous.

9.1          Notices.  All communications hereunder, except as herein otherwise specifically provided, shall be in writing and shall be mailed (registered or certified mail, return receipt requested), personally delivered or sent by facsimile transmission and confirmed and shall be deemed given when so delivered or faxed and confirmed or if mailed, two (2) days after such mailing.

If to the Representative:

Oppenheimer & Co. Inc.
85 Broad Street, 26th Floor
New York, NY 10004
Attention: Equity Capital Markets
Fax No:  (212) 885-4913

with a copy (which shall not constitute notice) to:

 Goodwin Procter LLP
The New York Times Building
620 8th Avenue
New York, NY 10018
Attention: Thomas S. Levato
Fax No: (646) 558-4140

If to the Company:

BioLineRx Ltd.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871, Israel
Attention: Mali Zeevi, Chief Financial Officer
Fax No: +972-8-642-9101

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Anna T. Pinedo
Fax No: (212) 849-5767

9.2          Headings.  The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

9.3          Amendments.  This Agreement may only be amended by a written instrument executed by each of the parties hereto.

9.4          Entire Agreement.  This Agreement (together with the other agreements and documents being delivered pursuant to or in connection with this Agreement) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

9.5          Binding Effect.  This Agreement shall inure solely to the benefit of and shall be binding upon the Representative, the Underwriters, the Company and the Controlling Persons, directors and officers referred to in Section 5 hereof, and their respective successors, legal representatives and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provisions herein contained. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of securities from any of the Underwriters.

9.6          Governing Law; Agent of Service; Consent to Jurisdiction; Trial by Jury.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof.  By the execution and delivery of this Agreement, the Company hereby irrevocably designates and appoints Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036 as its authorized agent upon whom process may be served in any suit, proceeding or other action against it instituted by any Underwriter or by any person controlling an Underwriter as to which such Underwriter or any such controlling person is a party and based upon this Agreement, or in any other action against the Company in the New York Supreme Court, County of New York and the United States District Court for the Southern District of New York, arising out of the offering made by the Prospectus or any purchase or sale of Public Securities in connection therewith.  The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Agreement shall be brought and enforced in New York, New York,  and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that the courts or arbitrators located there represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.1 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company agrees that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

9.7          Execution in Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Delivery of a signed counterpart of this Agreement by facsimile or email/pdf transmission shall constitute valid and sufficient delivery thereof.

9.8          Waiver, etc.  The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way effect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

9.9          Partial Unenforceability.  The invalidity or unenforceability of any section, paragraph, clause or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph, clause or provision.

9.10        Absence of Fiduciary Relationship. The Company acknowledges and agrees that: (a) each Underwriter has been retained solely to act as underwriter in connection with the sale of the Public Securities and that no fiduciary, advisory or agency relationship between the Company and any Underwriter has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Underwriter has advised or is advising the Company on other matters; (b) the price and other terms of the Public Securities set forth in this Agreement were established by the Company following discussions and arms-length negotiations with the Underwriters and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (c) it has been advised that each Underwriter and its affiliates are engaged in a broad range of transactions that may involve interests that differ from those of the Company and that no Underwriter has any obligation to disclose such interest and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; (d) it has been advised that each Underwriter is acting, in respect of the transactions contemplated by this Agreement, solely for the benefit of such Underwriter, and not on behalf of the Company.

9.11        Compliance with the Israeli Securities Law.  By execution of this Agreement by the Representative, each Underwriter acknowledges and agrees, severally and not jointly, that the Public Securities may be offered and sold in Israel by the Underwriters only to Israeli Accredited Investors.

9.12        Waiver of Immunity.  With respect to any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such suit or proceeding, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.

9.13        Payments. All payments made or deemed to be made by the Company to the Underwriters, their respective affiliates, directors, officers, employees or to any person controlling any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act under this Agreement, if any, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (other than taxes on net income or similar taxes) imposed or levied by or on behalf of the State of Israel or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges.  In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Underwriter, their respective affiliates, directors, officers, employees and each person controlling any Underwriter, as the case may be, of the amounts that would otherwise have been receivable in respect thereof.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding between the Underwriters and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,
BIOLINERX LTD.
By:	/s/ Philip Serlin
Name: Philip Serlin
Title: Chief Executive Officer

Confirmed as of the date first written above mentioned, on behalf of itself and as Representative of the several Underwriters named on Schedule I hereto:

OPPENHEIMER & CO. INC.

By:	/s/ Eric Helenek
Name: Eric Helenek
Title: Managing Director

[SIGNATURE PAGE]

BIOLINERX, LTD. – UNDERWRITING AGREEMENT

SCHEDULE I
Underwriter	Total Number of Offered ADSs to be Purchased	Total Number of Offered Warrants to be Purchased
Oppenheimer & Co. Inc.	26,320,000	26,320,000
Maxim Group LLC	1,680,000	1,680,000

TOTAL	28,000,000	28,000,000

Sch. I

SCHEDULE II-A

Pricing Information

Number of Offered ADSs: 28,000,000

Number of Offered Warrants: 28,000,000

Number of Warrant ADSs issuable upon exercise of the Offered Warrants: 28,000,000

Public Offering Price per Offered ADS and accompanying Offered Warrant:  $0.55

Exercise Price per Offered Warrant: $0.75

Underwriting Discount per Offered ADS and accompanying Offered Warrant:  $0.033

Sch. II-A

SCHEDULE II-B

Issuer General Use Free Writing Prospectuses

None.

Sch. II-B

SCHEDULE III

Subsidiaries

Agalimmune Ltd.

BioLineRx USA Inc. (inactive)

Sch. III

SCHEDULE IV

List of Lock-Up Parties

Philip Serlin
Mali Zeevi
Hillit Mannor Shachar
Ella Sorani
Abi Vainstein-Haras
Aharon Schwartz
Michael J. Anghel
Nurit Benjamini
B.J. Bormann
Raphael Hofstein
Avraham Molcho
Sandra Panem

Sch. IV

EXHIBIT A

Form of Warrant

EXHIBIT B

Form of Lock-Up Agreement

January __, 2019

Oppenheimer & Co. Inc.
As Representative of the several Underwriters
85 Broad Street
 New York, New York 10004

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) to be entered into among BioLineRx Ltd., an Israeli corporation (the “Company”) and Oppenheimer & Co. Inc., as representative (the “Representative”) of the underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters,” or each, an “Underwriter”), with respect to the proposed public offering of securities of the Company (the “Offering”), including American Depositary Shares (“ADSs”), each representing one ordinary share, par value NIS 0.10 per share (the “Ordinary Shares”), of the Company (the “Offering”). Capitalized terms used and not otherwise defined herein shall have the meanings given them in the Underwriting Agreement.

In order to induce the Underwriters to enter into the Underwriting Agreement, the undersigned agrees that, for a period (the “Lock-Up Period”) beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the final prospectus supplement relating to the Offering, the undersigned will not, without the prior written consent of the Representative, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the “Commission”) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the “Exchange Act”) with respect to, any ADSs or Ordinary Shares or any other securities of the Company that are substantially similar to ADSs or Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or Ordinary Shares or any other securities of the Company that are substantially similar to ADSs or Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of ADSs, Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

The foregoing paragraph shall not apply to (a) the registration of the offer and sale of ADSs as contemplated by the Underwriting Agreement and the sale of the ADSs to the several Underwriters in the Offering, (b) bona fide gifts, provided the recipient thereof agrees in writing with the Representative to be bound by the terms of this Lock-Up Agreement, (c) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Representative to be bound by the terms of this Lock-Up Agreement, (d) transfers of ADSs or Ordinary Shares or securities convertible into ADSs or Ordinary Shares on death by will or intestacy or (e) sales or transfers of ADSs or Ordinary Shares solely in connection with the “cashless” exercise of Company stock options outstanding on the date hereof for the purpose of exercising such stock options (provided that any remaining ADSs or Ordinary Shares received upon such exercise will be subject to the restrictions provided for in this Lock-Up Agreement).  For purposes of this paragraph, “immediate family” shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

In addition, the undersigned hereby waives any rights the undersigned may have to require registration of ADSs or Ordinary Shares in connection with the filing of a registration statement relating to the Offering. The undersigned further agrees that, for the Lock-Up Period, the undersigned will not, without the prior written consent of the Representative, make any demand for, or exercise any right with respect to, the registration of ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares, or warrants or other rights to purchase ADSs or Ordinary Shares or any such securities.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of the ADSs.

If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the closing of the Offering does not occur prior to ninety (90) days from the date of this Lock-Up Agreement or (iii) for any reason the Underwriting Agreement shall be terminated prior to the Closing Date, this Lock-Up Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

[signature page follows]

Very truly yours,

(Name - Please Print)

(Signature)

(Name of Signatory, in the case of entities - Please Print)

(Title of Signatory, in the case of entities - Please Print)

Address: